[Letterhead of Optibase]

July 25, 2007

VIA EDGAR

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Optibase Ltd. Schedule TO-T filed July 6, 2007 Schedule TO-T/A filed July 19, 2007 File No. 005-81571

Dear Mr. Panos:

In connection with the Staff’s comment letter dated July 21, 2007 with respect to the Schedule TO-T filed by Optibase Ltd. (“Optibase”) on July 6 and Schedule TO-T/A filed on July 19, 2007, Optibase hereby acknowledges the following:

■	Optibase is responsible for the adequacy and accuracy of the disclosure in its filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

■	Optibase may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at 972-3-9709200.

Very truly yours, /s/ Amir Philips Amir Philips Chief Financial Officer